Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

April 27, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Rebecca Marquigny

Re:	Post-Effective Amendment No. 145 to the Registration Statement on Form N-1A of Deutsche Portfolio Trust (the “Registrant”) (Reg. Nos. 002-13627; 811-00042) with respect to Deutsche Total Return Bond Fund (the “Fund”), a series of the Registrant

Dear Ms. Marquigny:

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on April 16, 2018 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Funds with the SEC on March 1, 2018 and has an effective date of May 1, 2018.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: In reference to footnote #2 to the fee table, please explain the basis for using estimated expenses rather than actual expense numbers, and the basis for the estimated values shown.

Response: Because the Fund’s Class T shares are not operational, and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class T. Additionally, because the Fund’s Class R shares are newly launched and the class has initial fiscal year operating results of less than six months, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class R.

2.	Comment: In reference to the contractual waiver narrative, please amend the language to indicate the period for which the expense reimbursement or fee waiver is expected to continue, including the expected termination date, and briefly describe how it may be terminated by the Board. In the response letter, please confirm the fee waiver will be in place for at least one year from the effective date, and please indicate whether there is a recoupment arrangement in place.

Response: The disclosure has been amended to indicate the period for which the fee waiver/expense reimbursement is expected to continue, including the termination date. The fee waiver will be in place for at least one year from the effective date. In addition, the Fund’s expense waiver/reimbursement arrangement does not provide for the recoupment of fees and may only be terminated by Board action.

3.	Comment: The Staff calculated the items in the fee example and arrived at different figures for Classes T and S. Please recalculate and reconfirm that the examples for Classes T and S are accurate. In addition, please ensure that the maximum CDSC is only applicable to redemptions in year one.

Response: The Registrant has reviewed the calculation and confirms that the numbers are calculated correctly. The Staff should note that the first year calculation includes a cap for both classes and for Class T includes an upfront sales charge. Neither Class T nor Class S shares include a CDSC.

4.	Comment: Under the Portfolio Turnover paragraph, please confirm the fiscal year of the portfolio turnover rate and re-label the text to refer to 2017 instead of 2018 if necessary.

Response: The Registrant confirms that the portfolio turnover rate is calculated as of the most recent fiscal year end. The disclosure has been modified to state that the portfolio turnover rate is calculated as a percentage of the average value of the portfolio during the most recent fiscal year as required by Item 3.

5.	Comment: In the discussion under “Mortgage-backed and other asset-backed securities risk,” for clarity please consider revising the portion of the final sentence that reads, “…and asset backed securities may not have the benefit of any security interest in the related assets.”

Response: The Registrant believes that revisions to the referenced disclosure are not needed at this time.

6.	Comment: For each type of derivative listed in the strategy summary, please include a substantive discussion of the specific instrument’s risks.

Response: The Registrant believes that the Fund’s disclosure, as applicable, regarding the use of derivatives is appropriate in light of the Fund’s circumstances. Appendix II-G to the Fund’s Statement of Additional Information contains additional disclosure regarding the risks of each type of derivative listed in the strategy summary.

7.	Comment: Please correct the performance preamble, which states that the bar chart and table show adjusted Class R performance but the bar chart shows Class A, and not adjusted performance for Classes T or R. Add a line in the table for Class R which shows the performance of the Institutional Class, adjusted to reflect Class R’s expenses and sales charges. In addition, please confirm whether the inception date reference of 4/24/1928 for Class S is accurate.

Response: The Registrant has modified the disclosure in the performance preamble, and updated the table. The Registrant has confirmed that the inception date for Class S is accurate.

8.	Comment: The principal strategy states that the Fund may invest up to 40% of its total assets in foreign securities, including up to 20% of total assets in securities of issuers located in emerging markets countries. Please consider including an additional broad-based index representative of the Fund’s holdings and principal strategy.

Response: The Registrant considered the Staff’s comment and has reviewed the current broad-based index and believes it is not necessary to add another comparative broad-based index at this time.

9.	Comment: With reference to the last sentence under the section “To Place Orders” please clarify the group of investors to whom Class S shares are made available.

Response: Detailed disclosure regarding the eligibility of investors for Class S shares is contained in the description of Class S shares under the “Investing in the Fund” section of the prospectus.

10.	Comment: In the Fund Details section, within the high yield securities description, there appears to be a duplicate paragraph beginning with, “Portfolio management generally sells…” Please delete as appropriate.

Response: The Registrant has revised the disclosure to remove the duplicate paragraph.

11.	Comment: The footnote under the “Management Fee” portion of “Who Manages and Oversees the Fund” makes reference to the expense limitations or waivers “then in effect.” Please explain to the Staff how the management fee percentage was calculated, what expense limitations and/or fee waivers were in effect, for what time periods, and how they were factored into the calculation.

Response: The management fee is calculated based on the contractual fee agreement approved by the Fund’s Board. The management fee is decreased only when waivers of class level expenses do not fully achieve class level caps and reduction of the management fee is necessary in order to maintain class level caps. For this Fund, the management fee was reduced, pro-rata, for all classes in order to maintain class level caps for Institutional and S classes. In addition, the Fund’s management fee agreement was reduced on October 30, 2017, which when combined with management fee reductions results in a blended net effective management fee of 0.33% for the period.

12.	Comment: Please review the descriptions provided for each portfolio manager and revise the narrative to specifically identify the roles or positions each portfolio manager has held since 2013, as required by the five year business history provision in Item 10(a)(2) of Form N-1A.

Response: Registrant has modified the disclosure.

13.	Comment: With respect to the reference under “How to Buy, Sell and Exchange Class R Shares” to additional fees that may be charged by shareholder servicing agents, please state that investors should contact the relevant shareholder servicing agent for more information about these fees before investing.

Response: The Registrant believes that the existing disclosure provides sufficient direction to investors to seek further information from the relevant shareholder servicing agents. We will, however, consider the Staff’s comment in future disclosure modifications with respect to shareholder servicing agents.

14.	Comment: In the sixth bullet point under “Other Rights We Reserve,” please state that shares received via redemption in-kind are subject to market risk until sold and may incur taxes and brokerage charges upon sale.

Response: The Registrant notes that the requested disclosure is included under “Other Rights We Reserve” in the Fund’s prospectus and under “Purchase and Redemption of Shares” in the Fund’s SAI.

15. Comment: Please explain to the Staff how any potential redemptions in-kind would be administered; for example, would the redeemed amount represent a pro rata slice of the Fund’s portfolio, particular securities held in the Fund’s portfolio, a representative securities basket from the portfolio, or something else.

Response: The “Purchase and Redemption of Shares” section in Part II of the Statement of Additional Information states “A fund reserves the right to honor any request for redemption or repurchase by making payment in whole or in part in readily marketable securities, which are subject to market risk until sold, may incur taxes and may incur brokerage costs, rather than cash. These securities will be chosen by the Fund and valued as they are for purposes of computing a fund’s net asset value.”

16.	Comment: The Financial Highlights disclosure contains a footnote stating that, “Total return would have been lower had certain expenses not been reduced.” Please describe the referenced expenses in your response letter to the Staff.

Response: Total return is calculated based on the Fund’s net expense ratio. Since the Fund had contractual cap agreements in place for the full duration of its fiscal year, the total return calculated is higher than it would have been without the expense waivers, which were applied to transfer agent expenses, 12b-1 distribution expenses, and the management fee.

17.	Comment: As Class R shares were added less than one year ago, please clarify the basis for the Class R total return figures in the chart on page 34 of the prospectus (including previous 5 years).

Response: The Registrant has revised the disclosure to reflect financial highlights since commencement of operations of Class R on October 27, 2017.

18.	Comment: On the cover page of the Statement of Additional Information, it is noted that portions of the Fund’s Annual Report to Shareholders are incorporated by reference. Please specifically identify the relevant portions of the annual report that are incorporated by reference, or delete the qualifier.

Response: The Registrant believes that the disclosure on the cover page of the Statement of Additional Information is consistent with Item 14(a)(3)(iii) of Form N-1A to state “[w]hether and from where information is incorporated by reference into the SAI.” The Registrant further notes that the following disclosure is included in the “INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM, REPORTS TO SHAREHOLDERS AND FINANCIAL STATEMENTS” section of Part I of the Fund’s Statement of Additional Information that specifically identifies the relevant portions of the annual report that are incorporated by reference into the Statement of Additional Information: “The financial statements, together with the report of the Independent Registered Public Accounting Firm, financial highlights and notes to financial statements in the Annual Report to the Shareholders of the fund, dated January 31, 2018, are incorporated herein by reference and are hereby deemed to be a part of this SAI.”

19.	Comment: In Appendix I-C to the Statement of Additional Information, the last sentence of the first paragraph refers only to independent board members. Please clarify whether there are any applicable bonus, profit sharing, pension or similar contracts or arrangements in whole or in part for the benefit of any Fund directors or officers in their official capacity.

Response: As shown in Appendix II-A of Part II of the Statement of Additional Information, all board members are Independent. There is no bonus, profit sharing, pension or similar contracts or arrangements in whole or in part for the benefit of any Fund officers in their official capacity.

20.	Comment: In Appendix I-H to the Statement of Additional Information, the Staff notes that a global search and replace may have misidentified and substituted 2018 in certain headings. Please revise or advise the Staff if that is not the case.

Response: Please note that the fiscal year end of the Fund is January 31, 2018. The Registrant has provided updated fiscal year end 2018 information in Appendix I-H to the Statement of Additional Information.

21.	Comment: In Appendix II-A of the Statement of Additional Information, please indicate the principal occupation of Mr. McClayton and Mr. Searcy from 2013 to 2018.

Response: Registrant confirms the principal occupations of William McClayton and William N. Searcy, Jr. as “private equity investor” and “private investor”, respectively, as they are retired from other occupation(s).

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-1004.

Sincerely yours,

 /s/Andrew Hone

Andrew Hone

Senior Counsel

cc: John Marten, Vedder Price P.C.

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